[redacted]

09057777

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odd Lot Bonds, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue Suite 721
(No. and Street)

Aventura (City) FL (State) 33180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman (786) 787-0370
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1675 N. Military Trail, Fifth Floor (Address) Boca Raton (City) Florida (State) 33486 (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odd Lot Bonds, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mariella Barreto
COMMISSION # DD841033
EXPIRES: NOV. 24, 2012
WWW.AARONNOTARY.com

Signature

President

Title

Notary Public

This report contains (check all applicable boxes):**

- ☑ **(a) Facing Page.**
- ☑ **(b) Statement of Financial Condition.**
- ☑ **(c) Statement of Income (loss).**
- ☑ **(d) Statement of Cash Flows.**
- ☑ **(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ☑ **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☑ **(g) Computation of Net Capital.**
- ☐ **(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- ☐ **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.**
- ☑ **(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.**
- ☐ **(k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.**
- ☑ **(l) An Oath or Affirmation.**
- ☐ **(m) A copy of the SIPC Supplemental Report.**
- ☐ **(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.**
- ☑ **(o) Independent auditor's report on internal accounting control.**
- ☐ **(p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.**

*****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).***

ODD LOT BONDS, INC.

FINANCIAL STATEMENTS

December 31, 2008

ODD LOT BONDS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2008

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANT
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida 33180

We have audited the accompanying statement of financial condition of Odd Lot Bonds, Inc. as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Bonds, Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
February 10, 2009

1675 N. Military Trail
Fifth Floor
Boca Raton, FL 33486
Main 561.994.5050

Broward 954.429.8555
Dade 305.944.3582
Fax 561.241.0071
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ODD LOT BONDS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	113,226
Restricted Cash		50,000
Receivable from Broker-Dealers and Clearing Organizations		220
Marketable Securities, at Market Value		39,224
Furniture and Office Equipment, at Cost		
Less: Accumulated Depreciation of $10,240		855
Other Assets		1,735
	$	205,260

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Liabilities	$	23,965
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 1,000,000 Shares; Issued 216,700 Shares		2,167
Additional Paid-in Capital		253,509
Accumulated Deficit		(74,381)
Total Stockholder's Equity		181,295
	$	205,260

ODD LOT BONDS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE		
Trading and Commission Income	$	586,648
Other Income		11,842
Interest Income		8,506
		606,996
EXPENSES		
Employee Compensation and Benefits		336,407
Clearance Fees		61,047
Commission Expense		55,461
Communications and Data Processing		29,400
Interest		288
Occupancy		28,042
Other		79,323
		589,968
Net Income	$	17,028

ODD LOT BONDS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2008	$ 2,167	$ 253,509	$ (91,409)	$ 164,267
Net Income	-	-	17,028	17,028
Balance, December 31, 2008	$ 2,167	$ 253,509	$ (74,381)	$ 181,295

ODD LOT BONDS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	17,028
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization		459
Change in Assets and Liabilities:		
Decrease In:		
Receivable from Broker-Dealers and Clearing Organizations		87
Marketable Securities		6,696
Increase In:		
Accounts Payable and Accrued Liabilities		9,789
Net Cash Provided by Operating Activities		34,059
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of Property and Equipment		(677)
Increase in Cash		33,382
Cash:		
Beginning		79,844
Ending	$	113,226
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Payments for Interest	$	288

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Odd Lot Bonds, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are valued at market value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in Trading and Commission Income on the statement of operations.

Fair Value Measurement

Effective March 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Accordingly, the Company adopted the provisions of SFAS 157 with respect to only its financial assets and financial liabilities. The adoption of SFAS 157 did not impact the Company's results of operations, but rather, provided the Company with a framework for measuring fair value and enhanced the Company's disclosures about fair value measurements.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement (Continued)

Under SFAS 157, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 should maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As described above, the Company's investments are comprised primarily of marketable securities that are classified as available for sale and recorded at their fair market values. Liquid investments with effective maturities of 90 days or less from the balance sheet date are classified as cash equivalents. The Company's Level 1 financial instruments are valued using quoted prices in active markets for identical instruments.

The following table summarizes the composition and fair value hierarchy of the Company's financial assets and liabilities at December 31, 2008:

	Level 1	Level 2	Level 3
Assets:			
Money Market [(1)]	$ 154,365	$ -	$ -
U.S. Government Bonds	39,224	-	-
Total:	$ 193,589	$ -	$ -

[(1)] Included in cash and cash equivalent and restricted cash in the Company's Balance Sheet as of December 31, 2008

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Office Equipment

Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years. Depreciation expense for the year ended December 31, 2008 was $459.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents that are not held for sale in the ordinary course of business.

Restricted Cash

Restricted cash consists of $50,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this restricted fund on deposit.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008, consist of interest receivable of $220.

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any amounts due to broker-dealers ($13,414 at December 31, 2008) are included in accounts payable and accrued liabilities and normally collateralized by securities owned by the Company.

NOTE 3: MARKETABLE SECURITIES

Marketable securities consisted of U.S. Government bonds totaling $39,224 as of December 31, 2008.

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $100,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances.

NOTE 5: CONTRACTUAL COMMITMENTS

For the year ended December 31, 2008, the Company leased its office space on a month-to-month basis, with monthly rental payments of approximately $2,300, including common area maintenance and utilities. Total occupancy expense for the year ended December 31, 2008 was $28,042.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $173,655, which was $73,655 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANT
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

We have audited the accompanying financial statements of Odd Lot Bonds, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 10, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Boca Raton, Florida
February 10, 2009

1675 N. Military Trail
Fifth Floor
Boca Raton, FL 33486
Main 561.994.5050

Broward 954.429.8555
Dade 305.944.3582
Fax 561.241.0071
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ODD LOT BONDS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Liabilities	$	23,965
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	181,295
Deductions:		
Nonallowable Assets		
Petty Cash		300
Furniture and Office Equipment, Net		855
Other Assets		1,735
Total Nonallowable Assets		2,890
Net Capital Before Haircuts on Securities Positions		178,405
HAIRCUTS ON SECURITIES POSITIONS:		
Money Market Funds		3,087
Obligations of U.S. Government		1,663
		4,750
Net Capital	$	173,655
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	73,655
Excess Net Capital at 1000%	$	171,259
Ratio of Aggregate Indebtedness to Net Capital		0.14

ODD LOT BONDS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	159,698
Audit Adjustments to Reduce Accrued Liabilities		17,044
Additional Haircut on Money Market Funds		(3,087)
Net Capital Per Above	$	173,655

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2008 to December 31, 2008, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANT
AND CONSULTANTS

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Odd Lot Bonds, Inc. (the "Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1675 N. Military Trail
Fifth Floor
Boca Raton, FL 33486
Main 561.994.5050

Broward 954.429.8555
Dade 305.944.3582
Fax 561.241.0071
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 10, 2009